UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
Novacea, Inc.

(Name of Issuer)
Common Stock, $0.001 par value per share

(Title of Class of Securities)
66987B103

(CUSIP Number)
July 10, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 pages

CUSIP No.	66987B103

1	NAMES OF REPORTING PERSONS. Schering Corporation I.R.S. Identification Nos. of above persons (entities only). 22-1261880

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New Jersey

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,490,868

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,490,868

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,490,868

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.75%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Page 2 of 6 pages

Item 1(a).	Name of Issuer
     The name of the issuer is Novacea, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices
     The address of the Issuer’s principal executive offices is:
     400 Oyster Point Boulevard, Suite 200, South San Francisco California 94080

Item 2(a).	Name of Person Filing

Item 2(b).	Address of Principal Business Office or, if none, Residence

Item 2(c).	Citizenship
Schering Corporation
2000 Galloping Hill Road
Kenilworth, NJ 07033
New Jersey Corporation

Item 2(d).	Title of Class of Securities
     The title of the securities is common stock, $0.001 par value per share (the “Common Shares”).
Item 2(e). CUSIP Number
     The CUSIP number of the Common Shares is 66987B103 .
Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
Page 3 of 6 pages

     If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:                    .
Item 4. Ownership.
(a)	Amount beneficially owned:

Schering Corporation (“Schering”) beneficially owns 1,490,868 Common Shares. Schering is a wholly-owned subsidiary of Schering-Plough Corporation. As a result, Schering-Plough Corporation may be deemed to beneficially own the same number of Common Shares reported by Schering.

The percentage disclosed in Item 11 of the Cover Page for the reporting person is calculated based upon 25,914,698 Common Shares outstanding, which is the total number of shares issued and outstanding as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 10, 2008.

(b)	Percent of class:

See Item 11 of the Cover Page to this Schedule 13G.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

See item (a) above.

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

See item (a) above.
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable
Item 8. Identification and Classification of Members of the Group
Not Applicable
Page 4 of 6 pages

Item 9. Notice of Dissolution of Group
Not Applicable
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Page 5 of 6 pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 12, 2008

SCHERING CORPORATION

By:	/s/ William J. Creelman

Name:	William J. Creelman
Title:	Vice President, Tax
Page 6 of 6 pages